Exhibit 99.1

Announcement Monday, 14 September 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

RESIGNATION OF DIRECTOR

Mark Cutifani CBE has advised of his decision to resign as a non-executive Director effective 13 September 2026.

Since joining the Board in March, Mr Cutifani has served on the company’s Audit & Risk, Sustainability, and Nominations & Governance Committees.

Mr Cutifani has indicated that his decision to resign as a non-executive Director has been made after careful consideration.

“My decision has been made for personal reasons, as I reassess my global professional commitments and identify where I can best devote my time and personal contributions.

“I wish the Woodside team every success in the future,” he said.

Woodside Chair Richard Goyder AO thanked Mr Cutifani for his contribution to Woodside.

“Although it is disappointing to be losing a director such as Mark with a proven track record of creating and protecting value through periods of transformation and performance improvement, we respect and understand his decision.

“We wish Mark the best in his future endeavours,” he said.

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.